UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

RELMADA THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

75955J 204

(CUSIP Number)

Matthew D. Eitner

Chief Executive Officer

Laidlaw & Company (UK) Ltd.
546 Fifth Avenue, 5th Floor,
New York, NY 10036
(212) 953-4900

Copies to:

Dennis J. Block
Greenberg Traurig, LLP
200 Park Avenue
New York, NY 10166
(212) 801-2222

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 5, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75955J 204
1	Names of reporting persons Laidlaw & Company (UK) Ltd.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization England & Wales
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person BD

CUSIP No. 75955J 204
1	Names of reporting persons Matthew D. Eitner
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds PF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,129,805[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 1,129,805[1]
11	Aggregate amount beneficially owned by each reporting person 1,129,805[1]
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 10.05%[2]
14	Type of reporting person IN

1 Includes (i) 585,233 shares of Common Stock registered in the name of Mr. Eitner, (ii) 7,060 shares of Common Stock registered in the name of Mr. Eitner’s wife, Katie L. Eitner, and (iii) 537,512 shares of Common Stock registered in the name of Mr. Ahern.

2 Calculated based on 11,014,155 shares of Common Stock outstanding as of October 2, 2015, as reported in the Issuer’s Form S-3 filed with the Securities and Exchange Commission on October 2, 2015 (“Form S-3”), and adjusted for shares of Common Stock underlying warrants and restricted stock awards beneficially owned by Mr. Eitner and Mr. Ahern.

CUSIP No. 75955J 204
1	Names of reporting persons James P. Ahern
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds PF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,129,805[3]
	9	Sole dispositive power 0
	10	Shared dispositive power 1,129,805[3]
11	Aggregate amount beneficially owned by each reporting person 1,129,805[3]
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 10.05%[4]
14	Type of reporting person IN

3 Includes (i) 585,233 shares of Common Stock registered in the name of Mr. Eitner, (ii) 7,060 shares of Common Stock registered in the name of Mr. Eitner’s wife, Katie L. Eitner, and (iii) 537,512 shares of Common Stock registered in the name of Mr. Ahern.

4 Calculated based on 11,014,155 shares of Common Stock outstanding as of October 2, 2015, as reported in the Issuer’s Form S-3, and adjusted for shares of Common Stock underlying warrants and restricted stock awards beneficially owned by Mr. Eitner and Mr. Ahern.

This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on October 22, 2015 (the “Original Schedule 13D”) relating to the common stock, $0.001 par value per share (the “Common Stock”), of Relmada Therapeutics, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive office of the Issuer is 757 Third Avenue, Suite 2018, New York, NY 10017.

Capitalized terms not defined herein shall have the meaning ascribed to them in the Original Schedule 13D. Except as set forth herein, the Original Schedule 13D is unmodified.

Items 3, 4, 5 and 7 of the Original Schedule 13D are hereby amended and supplemented as follows:

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

On October 29, 2015, James P. Ahern purchased 5,000 shares of Common Stock for an aggregate purchase price of $15,750. The source of funding for the purchase of Common Stock was the personal funds of Mr. Ahern.

Item 4.  Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

On November 5, 2015, the Reporting Persons delivered to the Issuer a letter stating that, while the Reporting Persons would have preferred to work collaboratively with the Issuer’s management and board of directors to craft solutions to alleviate the Issuer’s underperformance, the Issuer has failed to respond to the Reporting Persons’ October 21, 2015 letter and it has become clear that the Issuer’s board of directors is not willing to engage productively with the Reporting Persons. The Reporting Persons informed the Issuer that it is their current intention to launch a consent solicitation to increase the size of the Issuer’s board of directors and elect, to fill the newly created director vacancies, or, to call a special meeting to elect, highly-qualified directors who will bring additional clinical, regulatory and commercial expertise to the Issuer’s board of directors. (The November 5 letter from the Reporting Persons to the Issuer is filed hereto as Exhibit 99.3.) The Reporting Persons remain willing to engage in discussions with the Issuer’s representatives at any time.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended as follows:

The first two paragraphs of Item 5(a)-(b) are hereby amended and restated as follows:

(a)-(b) As of November 5, 2015, the Reporting Persons beneficially owned, in the aggregate, and each of Mr. Eitner and Mr. Ahern beneficially owned, in the aggregate, 1,129,805 shares of Common Stock, representing approximately 10.05% of the Issuer’s outstanding shares of Common Stock (based upon 11,014,155 shares of Common Stock outstanding as of October 2, 2015, as reported in the Issuer’s Form S-3, as adjusted for shares of Common Stock underlying warrants and restricted stock awards which are beneficially owned by Mr. Eitner and Mr. Ahern5). Such shares of Common Stock include an aggregate of 907,312 shares of Common Stock beneficially owned by Mr. Eitner and Mr. Ahern, representing 8.07% of the Issuer’s outstanding shares of Common Stock, as adjusted, and an additional 222,493 shares of Common Stock underlying warrants and restricted stock awards which are beneficially owned by Mr. Eitner and Mr. Ahern, representing approximately 1.98% of the Issuer’s outstanding shares of Common Stock, as adjusted.

As of November 5, 2015, each of Mr. Eitner and Mr. Ahern may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), 1,129,805 shares of Common Stock, including (i) 585,233 shares of Common Stock registered in the name of Mr. Eitner (or 5.26% of the Issuer’s outstanding Common Stock, as adjusted solely with respect to the shares of Common Stock underlying warrants and restricted stock awards which are beneficially owned by Mr. Eitner6), (ii) 7,060 shares of Common Stock registered in the name of Mr. Eitner’s wife, Katie L. Eitner, (or 0.06% of the Issuer’s outstanding Common Stock as reported in the Issuer’s Form S-3) and (iii) 537,512 shares of Common Stock registered in the name of Mr. Ahern (or 4.83% of the Issuer’s outstanding Common Stock, as adjusted solely with respect to the shares of Common Stock underlying warrants and restricted stock awards which are beneficially owned by Mr. Ahern7). Each of Mr. Eitner and Mr. Ahern disclaims beneficial ownership of shares not registered in their respective names for all other purposes.

Item 5(c) of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

(c) The following table sets forth a list of all transactions with respect to the Common Stock effected since the filing of the Original Schedule 13D by any of the Reporting Persons, inclusive of transactions effected through November 5, 2015. There have been no transactions in shares of the Issuer, to the best of the knowledge of the Reporting Persons, by any of the persons listed on Schedule A of the Original Schedule 13D since the filing of the Original Schedule 13D. Except as otherwise noted, all such transactions were effected in the open market, and the table includes commissions paid in per share prices.

Name	Trade Date	Settlement Date	No. of Shares	Price Per Share ($)	Transaction Type

James P. Ahern	10/29/2015	11/2/2015	5,000	3.15	Purchase

5 The adjusted number of outstanding shares of Common Stock (11,236,648) is arrived at by adding the number of shares of Common Stock underlying warrants and restricted stock awards beneficially owned by Mr. Eitner and Mr. Ahern (222,493) to the number of shares of Common Stock outstanding as of October 2, 2015, as reported in the Issuer’s Form S-3 (11,014,155).

6 The adjusted number of outstanding shares of Common Stock (11,125,402) is arrived at by adding the number of shares of Common Stock underlying warrants and restricted stock awards beneficially owned by Mr. Eitner (111,247) to the number of shares of Common Stock outstanding as of October 2, 2015, as reported in the Issuer’s Form S-3 (11,014,155).

7 The adjusted number of outstanding shares of Common Stock (11,125,401) is arrived at by adding the number of shares of Common Stock underlying warrants and restricted stock awards beneficially owned by Mr. Ahern (111,246) to the number of shares of Common Stock outstanding as of October 2, 2015, as reported in the Issuer’s Form S-3 (11,014,155).

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended as follows:

Exhibit No.	Description

99.3	Letter, dated November 5, 2015, from the Reporting Persons to the Issuer.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2015

LAIDLAW & COMPANY (UK) LTD.

By: /s/ Matthew D. Eitner
Name: Matthew D. Eitner
Title: Chief Executive Officer

/s/ Matthew D. Eitner
MATTHEW D. EITNER

/s/ James P. Ahern
JAMES P. AHERN